Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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RAINIER PACIFIC FINANCIAL GROUP, INC.

(Name of Registrant as Specified in Its Charter)

(Name of Person(s) Filing Proxy Statement, of Other Than the Registrant)

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March 25, 2009

Dear Shareholder:

You are cordially invited to attend the annual meeting of shareholders of Rainier Pacific Financial Group, Inc. to be held at the Courtyard by Marriott – Tacoma Downtown, located at 1515 Commerce Street, Tacoma, Washington, on Monday, April 27, 2009, at 1:00 p.m., local time.

The Notice of Annual Meeting of Shareholders and Proxy Statement appearing on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on our operations and respond to appropriate questions from shareholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. Upon completing your review of the enclosed material, please mark, sign, date, and return your proxy card in the envelope provided. Voting by proxy will not prevent you from voting in person if you attend the meeting, but it will ensure that your vote is counted if you are unable to attend.

On behalf of the Board of Directors and officers of Rainier Pacific Financial Group, Inc., we look forward to seeing you at the meeting.

Sincerely,

/s/John A. Hall

John A. Hall
President and Chief Executive Officer

RAINIER PACIFIC FINANCIAL GROUP, INC.
1498 PACIFIC AVENUE, SUITE 400
TACOMA, WASHINGTON 98402
(253) 926-4000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 27, 2009

Notice is hereby given that the annual meeting of shareholders of Rainier Pacific Financial Group, Inc. will be held at the Courtyard by Marriott – Tacoma Downtown, located at 1515 Commerce Street, Tacoma, Washington, on Monday, April 27, 2009, at 1:00 p.m., local time, for the following purpose:

Proposal 1.   To elect three directors to each serve for a three-year term, and to elect one director to serve for one-year term.

We will also consider and act upon such other matters as may properly come before the meeting or any adjournments or postponements thereof. As of the date of this notice, we are not aware of any other business to come before the meeting.

The Board of Directors has fixed the close of business on March 6, 2009 as the record date for the annual meeting. This means that shareholders of record at the close of business on that date are entitled to receive notice of, and to vote at, the meeting and any adjournment thereof. **To ensure that your shares are represented at the meeting, please take the time to vote by signing, dating and mailing the enclosed proxy card which is solicited on behalf of the Board of Directors. The proxy will not be used if you attend and vote at the annual meeting in person. Regardless of the number of shares you own, your vote is very important. Please act today.**

BY ORDER OF THE BOARD OF DIRECTORS

/s/Victor J. Toy

VICTOR J. TOY
Secretary

Tacoma, Washington
March 25, 2009

IMPORTANT: The prompt return of proxies will save us the expense of further requests for proxies in order to ensure a quorum. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

PROXY STATEMENT
OF
RAINIER PACIFIC FINANCIAL GROUP, INC.
1498 PACIFIC AVENUE, SUITE 400
TACOMA, WASHINGTON 98402
(253) 926-4000

ANNUAL MEETING OF SHAREHOLDERS
APRIL 27, 2009

The Board of Directors of Rainier Pacific Financial Group, Inc. is using this Proxy Statement to solicit proxies from our shareholders for use at the annual meeting of shareholders. We are first mailing this Proxy Statement and the enclosed form of proxy to our shareholders on or about March 25, 2009.

The information provided in this Proxy Statement relates to Rainier Pacific Financial Group, Inc. and its wholly-owned subsidiary, Rainier Pacific Savings Bank. Rainier Pacific Financial Group, Inc. may also be referred to as "Rainier Pacific" and Rainier Pacific Savings Bank may also be referred to as "Rainier Pacific Bank." References to "we," "us" and "our" refer to Rainier Pacific and, as the context requires, Rainier Pacific Bank.

INFORMATION ABOUT THE ANNUAL MEETING

Time and Place of the Annual Meeting

Our annual meeting will be held as follows:

Date: Monday, April 27, 2009
Time: 1:00 p.m., local time
Place: Courtyard by Marriott - Tacoma Downtown, located at 1515 Commerce Street, Tacoma, Washington

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on April 27, 2009

Our Proxy Statement and 2008 Annual Report to Shareholders are available at www.edocumentview.com/rpfg or via link on our website www.rainierpac.com. The following materials are available for review:

- Notice of Annual Meeting of Shareholders;
- Proxy Statement;
- proxy card;
- 2008 Annual Report to Shareholders; and
- any amendments to these materials that are required to be furnished to shareholders.

Directions to attend the annual meeting, where you may vote in person, can be found online at www.marriott.com/hotels/maps/travel/seatd-courtyard-tacoma-downtown.

Matters to Be Considered at the Annual Meeting

At the meeting, you will be asked to consider and vote upon the following proposal:

Proposal 1. Election of three directors of Rainier Pacific for three-year terms, and the election of one director of Rainier Pacific for a one-year term.

We also will transact any other business that may properly come before the annual meeting. As of the date of this Proxy Statement, we are not aware of any other business to be presented for consideration at the annual meeting other than the matters described in this Proxy Statement.

Who is Entitled to Vote?

We have fixed the close of business on March 6, 2009 as the record date for shareholders entitled to notice of and to vote at our annual meeting. Only holders of record of Rainier Pacific's common stock on that date are entitled to notice of and to vote at the annual meeting. You are entitled to one vote for each share of Rainier Pacific common stock you own. On March 6, 2009, there were 6,294,998 shares of Rainier Pacific common stock outstanding and entitled to vote at the annual meeting.

How Do I Vote at the Annual Meeting?

Proxies are solicited to provide all shareholders of record on the voting record date an opportunity to vote on matters scheduled for the annual meeting and described in these materials. You are a shareholder of record if your shares of Rainier Pacific common stock are held in your name. If you are a beneficial owner of Rainier Pacific common stock held by a broker, bank or other nominee (i.e., in "street name"), please see the instructions in the following question.

Shares of Rainier Pacific common stock can only be voted if the shareholder is present in person or by proxy at the annual meeting. To ensure your representation at the annual meeting, we recommend you vote by proxy even if you plan to attend the annual meeting. You can always change your vote at the meeting if you are a shareholder of record.

Voting instructions are included on your proxy card. Shares of Rainier Pacific common stock represented by properly executed proxies will be voted by the individuals named on the proxy card in accordance with the shareholder's instructions. Where properly executed proxies are returned to us with no specific instruction as how to vote at the annual meeting, the persons named in the proxy will vote the shares "FOR" the election of each of our director nominees. If any other matters are properly presented at the annual meeting for action, the persons named in the enclosed proxy and acting thereunder will have the discretion to vote on these matters in accordance with their best judgment. We do not currently expect that any other matters will be properly presented for action at the annual meeting.

You may receive more than one proxy card depending on how your shares are held. For example, you may hold some of your shares individually, some jointly with your spouse and some in trust for your children. In this case, you will receive three separate proxy cards to vote.

What if My Shares Are Held in Street Name?

If you are the beneficial owner of shares held in street name by a broker, your broker, as the record holder of the shares, is required to vote the shares in accordance with your instructions. If you do not give instructions to your broker, your broker may nevertheless vote the shares with respect to discretionary items, but will not be permitted to vote your shares with respect to non-discretionary items, pursuant to current industry practice. In the case of non-discretionary items, shares not voted are treated as "broker non-votes." The proposal to elect directors described in this Proxy Statement is considered a discretionary item under the rules of The Nasdaq Stock Market LLC ("Nasdaq").

If your shares are held in street name, you will need proof of ownership to be admitted to the annual meeting. A recent brokerage statement or letter from the record holder of your shares are examples of proof of ownership. If you want to vote your shares of common stock held in street name in person at the annual meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

How Will My Shares of Common Stock Held in the Employee Stock Ownership Plan Be Voted?

We maintain an employee stock ownership plan ("ESOP") which owns 12.33% of Rainier Pacific's common stock. Employees of Rainier Pacific and Rainier Pacific Bank participate in the ESOP. Each ESOP participant may instruct the ESOP trustee how to vote the shares of Rainier Pacific common stock allocated to his or her account under the ESOP by completing the proxy card included with this Proxy Statement. If an ESOP participant properly executes the proxy card, the ESOP trustee will vote the participant's shares in accordance with the participant's instructions. Unallocated shares of Rainier Pacific common stock held by the ESOP and allocated shares for which no voting instructions are received will be voted by the trustee in the same proportion as shares for which the trustee has received voting instructions.

How Many Shares Must Be Present to Hold the Meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of at least a majority of the shares of Rainier Pacific common stock entitled to vote at the annual meeting as of the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a Quorum Is Not Present at the Meeting?

If a quorum is not present at the scheduled time of the meeting, a majority of the shareholders present or represented by proxy may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given unless the meeting is adjourned for 120 days or more. An adjournment will have no effect on the business that may be conducted at the meeting.

Vote Required to Approve Proposal 1: Election of Directors

Directors are elected by a plurality of the votes cast, in person or by proxy, at the annual meeting by holders of Rainier Pacific common stock. Accordingly, the four nominees for election as directors who receive the highest number of votes actually cast will be elected for the respective terms described in this Proxy Statement. Pursuant to our Articles of Incorporation, shareholders are not permitted to cumulate their votes for the election of directors. Votes may be cast for or withheld from each nominee. **Our Board of Directors unanimously recommends that you vote "FOR" the election of each of its director nominees.**

May I Revoke My Proxy?

You may revoke your proxy before it is voted by:

- submitting a new proxy with a later date;

- notifying the Secretary of Rainier Pacific in writing before the annual meeting that you have revoked your proxy; or

- voting in person at the annual meeting.

If you plan to attend the annual meeting and wish to vote in person, we will give you a ballot at the annual meeting. However, if your shares are held in street name, you must bring a validly executed proxy from the nominee indicating that you have the right to vote your shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 6, 2009, the voting record date, information regarding share ownership of:

- those persons or entities (or groups of affiliated persons or entities) known by management to beneficially own more than five percent of Rainier Pacific's common stock other than directors and executive officers;

- each director and director nominee of Rainier Pacific;

- each executive officer of Rainier Pacific or Rainier Pacific Bank named in the Summary Compensation Table appearing under "Executive Compensation" below (known as "named executive officers"); and

- all current directors and executive officers of Rainier Pacific and Rainier Pacific Bank as a group.

Persons and groups who beneficially own in excess of five percent of Rainier Pacific's common stock are required to file with the Securities and Exchange Commission ("SEC"), and provide a copy to us, reports disclosing their ownership pursuant to the Securities Exchange Act of 1934. To our knowledge, no other person or entity, other than those set forth below, beneficially owned more than five percent of the outstanding shares of Rainier Pacific's common stock as of the close of business on the voting record date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In accordance with Rule 13d-3 of the Securities Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares. Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to outstanding options that are currently exercisable or exercisable within 60 days after the voting record date are included in the number of shares beneficially owned by the person and are deemed outstanding for the purpose of calculating the person's percentage ownership. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

As of the voting record date, there were 6,294,998 shares of Rainier Pacific common stock outstanding.

Name	Number of Shares Beneficially Owned (1)	Percent of Shares Outstanding
Beneficial Owners of More Than 5%		
Dimensional Fund Advisors LP (2) Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	447,450	7.11
Northwest Financial Holdings, LLC (3) Jeffrey D. Gow Steven D. Wasson 11624 S.E. 5th Street, Suite 200 Bellevue, Washington 98005	362,763	5.76
Rainier Pacific 401(k) Employee Stock Ownership Plan 1498 Pacific Avenue, Suite 400 Tacoma, Washington 98402	776,104	12.33
Rainier Pacific Foundation (4) 1498 Pacific Avenue, Suite 400 Tacoma, Washington 98402	460,908	7.32

(table continues on following page)

Name	Number of Shares Beneficially Owned (1)	Percent of Shares Outstanding
Directors		
Stephen M. Bader	78,137	1.24
Edward J. Brooks	95,440	1.52
Karyn R. Clarke	33,200	*
Charles E. Cuzzetto	56,700	*
Brian E. Knutson	74,500	1.18
Alfred H. Treleven, III	75,197	1.19
Bruce W. Valentine	10,000	*
Named Executive Officers		
John A. Hall (5)	218,845	3.48
Joel G. Edwards (6)	58,299	*
Victor J. Toy (5)	175,422	2.79
Carolyn S. Middleton	53,019	*
Dalen D. Harrison	65,661	1.04
All Executive Officers and Directors as a Group (16 persons)	1,128,814	17.93%

_____

* Less than one percent of shares outstanding.

(1) The number of shares shown include the following number of shares which the indicated individuals have the right to acquire within 60 days of the close of business on the voting record date through the exercise of stock options granted pursuant to Rainier Pacific's 2004 Stock Option Plan ("Stock Option Plan"): Mr. Bader, 16,000 shares; Mr. Brooks, 32,000 shares; Ms. Clarke, 16,000 shares; Mr. Cuzzetto, 16,000 shares; Mr. Knutson, 16,000 shares; Mr. Treleven, 16,000 shares; Mr. Hall, 112,000 shares; Mr. Edwards, 40,000 shares; Mr. Toy, 59,200 shares; Ms. Middleton, 24,000 shares; Ms. Harrison, 24,000 shares; and all executive officers and directors as a group, 432,600 shares. The exercise of these options is considered remote at this time due to the exercise prices of $16.26, $16.72, and $20.40 per share being well in excess of the current market price of Rainier Pacific's common stock ($1.40 per share at December 31, 2008).

(2) Based on a Schedule 13G/A, dated February 9, 2009, filed by Dimensional Fund Advisors LP ("Dimensional"), a registered investment adviser. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the "Funds"). In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the shares, and may be deemed to be the beneficial owner of the shares held by the Funds. However, all shares are owned by the Funds. Dimensional reports sole voting power with respect to 442,350 shares and sole dispositive power with respect to 447,450 shares, and that the interest of any one such fund does not exceed 5.0% of Rainier Pacific's outstanding shares.

(3) Based on a Schedule 13D, dated January 16, 2009, filed by Northwest Financial Holdings, LLC ("NFH"), Jeffrey D. Gow and Steven D. Wasson. NFH has sole voting and dispositive power over 356,763 shares and Mr. Gow is the Managing Member of NFH. Mr. Wasson, a member of NFH, individually owns 6,000 shares of Rainier Pacific's common stock. NFH does not have any voting or dispositive power over Mr. Wasson's shares and disclaims beneficial ownership of those shares.

(4) We established the Rainier Pacific Foundation in connection with the mutual to stock conversion of Rainier Pacific Bank for the purpose of furthering our commitment to the local community. Shares of common stock held by the Foundation will be voted in the same proportion as all other shares of common stock on all proposals considered by Rainier Pacific's shareholders.

(5) Mr. Hall and Mr. Toy are also directors of Rainier Pacific.

(6) Mr. Edwards resigned on February 23, 2009, effective as of February 27, 2009.

PROPOSAL 1 - ELECTION OF DIRECTORS

Our Board of Directors consists of nine members and is divided into three classes. One-third of the directors are elected annually to serve for a three-year period or until their respective successors are elected and qualified. The table below sets forth information regarding each director of Rainier Pacific and each nominee for director. The Nominating Committee of the Board of Directors selects nominees for election as directors. All of our nominees currently serve as Rainier Pacific directors. Each nominee has consented to being named in this Proxy Statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board of Directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority. At this time, we are not aware of any reason why a nominee might be unable to serve if elected.

On June 26, 2008, Robert H. Combs, who had served as a director of Rainier Pacific Bank since 1995 and Rainier Pacific since its formation in 2003, passed away. On October 21, 2008, the Boards of Directors of Rainier Pacific and Rainier Pacific Bank appointed Bruce W. Valentine as a director to fill the vacancy created by the death of Mr. Combs. In accordance with Washington law, Mr. Valentine will stand for election at this year's annual meeting.

The Board of Directors recommends a vote "FOR" the election of Brian E. Knutson, Victor J. Toy and Alfred H. Treleven, III, each for a three-year term, and a vote "FOR" the election of Bruce W. Valentine for a one-year term.

Name	Age as of December 31, 2008	Year First Elected or Appointed Director (1)	Term to Expire
BOARD NOMINEES			
Brian E. Knutson	64	1993	2012 (2)
Victor J. Toy	54	2008	2012 (2)
Alfred H. Treleven, III	51	1997	2012 (2)
Bruce W. Valentine	45	2008	2010 (3)
DIRECTORS CONTINUING IN OFFICE			
Edward J. Brooks	53	1990	2010
Karyn R. Clarke	57	1998	2010
Charles E. Cuzzetto	54	1996	2011
Stephen M. Bader	60	1996	2011
John A. Hall	47	2001	2011

_____
(1)   Includes prior service on the Board of Directors of Rainier Pacific Bank.
(2)   Assuming the individual is re-elected.
(3)   Assuming the individual is elected.

Set forth below is the principal occupation of each nominee for director and each director continuing in office. All nominees and directors have held their present positions for at least five years unless otherwise indicated.

Brian E. Knutson is the retired President of Knutson, Trolson and Fargher, P.S., Inc., a public accounting firm located in Lakewood, Washington. Mr. Knutson obtained his Bachelor of Arts and Masters of Business Administration degrees from the University of Puget Sound. He is a certified public accountant (CPA) and was previously employed by the national public accounting firm of Deloitte & Touche. He is a member of the Washington Society of CPAs and the American Institute of CPAs. Mr. Knutson has served as the president of the Clover Park Rotary Club and the Westend Kiwanis Club, and is active in other community organizations.

Victor J. Toy is Senior Vice President and Corporate Secretary of Rainier Pacific and Senior Vice President of Rainier Pacific Bank. Mr. Toy joined Rainier Pacific Bank's predecessor in 1991. Mr. Toy holds a Bachelor of Arts degree in Social Welfare from the University of California at Berkeley and has over 25 years of financial services experience. Prior to joining Rainier Pacific Bank, he was a principal and partner of a management consulting firm serving financial institutions, and held positions as vice president responsible for marketing, sales, strategic planning and shareholder relations for two separate publicly traded savings banks with assets of $650 million to $750 million located in Washington State. Mr. Toy's primary areas of responsibility at Rainier Pacific and Rainier Pacific Bank include strategic planning and development, shareholder relations, and marketing. Mr. Toy serves as the Treasurer and as Trustee of the Rainier Pacific Foundation.

Alfred H. Treleven, III is President and Chief Executive Officer of Sprague Pest Solutions. Mr. Treleven is also Chairman of the Board of Copesan Services Inc., an international pest management company. He has served as President of the Washington State Pest Management Association, Director of the National Pest Management Association and was a member of the board of the Association of Washington Businesses. Mr. Treleven is involved with many local community organizations. He has a Bachelor of Arts degree from the University of Washington in Communications and Business.

Bruce W. Valentine is a founding principal of Neil Walter Company, a commercial real estate services company, and has over 20 years experience in the Pierce County, Washington real estate market. He earned his Bachelor of Arts Degree in Economics from the University of Puget Sound and has experience in real estate development, investment, brokerage and management services, as well as real estate finance, economics and marketing.

Edward J. Brooks is the Chairman of the Board of Rainier Pacific and Rainier Pacific Bank and has served in that capacity for Rainier Pacific Bank and its predecessor since 1992. Mr. Brooks is the President and Chief Executive Officer of Sunset Pacific General Contractors, Inc., a local commercial construction and general contracting firm. He is past president of the Tacoma Narrows Rotary Club, and has served on the Board of Directors of Associated General Contractors of Washington and is actively involved with several local community organizations.

Karyn R. Clarke is Director of Elementary Education and District Improvement at Tacoma Public Schools. Ms. Clarke completed her undergraduate degree at Bradley University and received her Masters in Education at Pacific Lutheran University. She has served on numerous gubernatorially appointed committees and boards. Ms. Clarke served for nine years as a trustee at Tacoma Community College, six years on the University of Washington-Tacoma Advisory Board, and currently serves on the Board of Directors for the Tacoma Art Museum.

Charles E. Cuzzetto is Deputy Superintendent for the Peninsula School District with responsibility for all business, accounting, and support operations; and was previously the Director of Audit at Tacoma Public Schools for 15 years. He has a Bachelor of Arts in Accounting from the University of Washington, and a Masters of Business Administration from City University. Mr. Cuzzetto is a certified public accountant (CPA) and is a member of the American Institute of CPAs. He is a certified internal auditor and certified management accountant. Mr. Cuzzetto is past president for the Puget Sound Chapter of the Institute of Internal Auditors and the Washington School Personnel Association, and was an adjunct professor at City University and the University of Puget Sound. He is also the author of two books on internal auditing and internal controls, and is a Governor appointee to the Select Committee on Pension Policy, State of Washington.

Stephen M. Bader recently retired as Chief Operating Officer for Tacoma Radiation Oncology Centers and is presently providing consulting services to Tacoma Radiation Oncology and other privately owned companies. Mr. Bader has a Bachelor of Arts in Business and a Masters of Business Administration from the University of Puget Sound. He is a certified public accountant (CPA) and was previously employed by the national public accounting firm of Ernst & Young and is a member of the Washington Society of CPAs and the American Institute of CPAs. Mr. Bader previously served as an adjunct professor for business and finance at the University of Puget Sound. He is a member of Tacoma Rotary #8, and currently serves on numerous volunteer boards and committees of local community organizations and his church.

John A. Hall is President and Chief Executive Officer of Rainier Pacific and Rainier Pacific Bank. Mr. Hall joined Rainier Pacific Bank's predecessor in 1991, serving as its Executive Vice President and Chief Financial Officer, and became its President and Chief Executive Officer in 1995. He obtained his Bachelor of Arts in Business Administration from the University of Puget Sound, is a certified public accountant (CPA) and a member of the Washington Society of CPAs and the American Institute of CPAs. After working for the national accounting firm of Ernst & Young, Mr. Hall began his career in the financial services industry in 1987. His financial institution experience prior to joining Rainier Pacific Bank's predecessor included a controllership and financial reporting position of a $650 million savings bank and also served as corporate audit manager of a $4.6 billion regional bank holding company. He is a board member of the Economic Development Board for Tacoma-Pierce County, the Tacoma-Pierce County Chamber of Commerce, the Washington Financial League, the Citizen's Finance and Audit Committee of Tacoma Public Schools, and the Executive Council for a Greater Tacoma. Mr. Hall is a past board member and treasurer of Tacoma Goodwill

Industries and the United Way of Pierce County, and served on various citizen committees of the Tacoma School District. He is also the Chairman of the Board of Trustees of the Rainier Pacific Foundation.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS
AND CORPORATE GOVERNANCE MATTERS

Board of Directors

The Boards of Directors of Rainier Pacific and Rainier Pacific Bank conduct their business through meetings of the respective Boards and their committees. During the fiscal year ended December 31, 2008, the Board of Directors of Rainier Pacific held 19 meetings and the Board of Directors of Rainier Pacific Bank held 16 meetings. The Board of Directors of Rainier Pacific also held five executive sessions, one without the presence of the President and Chief Executive Officer. No director of Rainier Pacific and Rainier Pacific Bank attended fewer than 75% of the total meetings of the Boards and committees on which that person served during this period.

Committees and Committee Charters

The Board of Directors of Rainier Pacific has standing Audit, Compensation, and Nominating Committees. Each of these committees has adopted written charters that are available on our website at www.rainierpac.com. You may also obtain a copy of these documents, free of charge, by writing to: Victor J. Toy, Secretary, Rainier Pacific Financial Group, Inc., 1498 Pacific Avenue, Suite 400, Tacoma, Washington 98402, or by calling (253) 926-4000.

Audit Committee

The Audit Committee consists of Directors Cuzzetto (Chairman), Bader, and Knutson. The Audit Committee and its Chair are appointed annually by the Board of Directors. The Committee meets at least four times annually and on an as needed basis to evaluate the effectiveness of Rainier Pacific's internal controls for safeguarding its assets and ensuring the integrity of the financial reporting. The Committee also directs the internal audit function, and hires the independent auditor and reviews the audit reports prepared by the independent auditor. The Audit Committee met seven times during the year ended December 31, 2008, and regularly held separate executive sessions with the independent auditor, internal auditors, Chief Financial Officer, and Chief Executive Officer.

Each member of the Audit Committee is "independent" in accordance with the requirements for companies quoted on Nasdaq. Director Knutson has been designated by the Board of Directors as the "audit committee financial expert," as defined by the SEC. Director Knutson is a certified public accountant and is the retired President of Knutson, Trolson and Fargher, P.S., Inc., a public accounting firm.

Compensation Committee

The Compensation Committee is comprised of Directors Treleven (Chairman), Clarke, and Cuzzetto. The Compensation Committee and its Chair are appointed annually by the Board of Directors. The Compensation Committee meets at least four times annually and on an as needed basis. The Committee provides general oversight to the personnel, compensation, and benefits related matters of Rainier Pacific, and is responsible for the compensation and benefits programs for all executive officers and the evaluation of the President and Chief Executive Officer. The Committee also administers the Stock Option Plan and the 2004 Management Recognition Plan ("Management Recognition Plan"). The Committee met four times during the year ended December 31, 2008.

The Committee also meets, outside of the presence of the President and Chief Executive Officer, to discuss his performance and make its determination of his compensation and benefits. The President and Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of all other executive officers. The Committee considers the recommendations of the President and Chief Executive Officer and makes its determination of all other executive officers' compensation and benefits.

Nominating Committee

The Nominating Committee is comprised of Directors Clarke (Chairwoman), Bader, and Cuzetto. Each member of the Nominating Committee is independent in accordance with the requirements for companies quoted on Nasdaq. The Nominating Committee and its Chair are appointed annually by the Board of Directors. The Committee meets on an as needed basis, and is responsible for selecting qualified individuals to fill expiring director's terms and openings on the Board of Directors. The Committee met eight times during the year ended December 31, 2008. Only those nominations made by the Nominating Committee or properly presented by shareholders will be voted upon at the annual meeting.

In its deliberations for selecting candidates for nominees as director, the Nominating Committee considers such factors as the candidate's general business acumen, knowledge of the banking and financial services industry, involvement in community, business and civic affairs, and also whether the candidate would provide adequate business development and representation of Rainier Pacific Bank in its market area. Any nominee for director made by the Committee must be highly qualified with regard to some or all of the attributes listed in the preceding sentence, be less than 75 years of age, hold primary residence in a county in which Rainier Pacific Bank has a branch office or a county contiguous thereto, and be the beneficial owner of not less than 1,000 shares of Rainier Pacific common stock. In searching for qualified director candidates to fill vacancies on the Board, the Committee solicits its current Board of Directors for names of potentially qualified candidates. Additionally, the Committee may request that members of the Board of Directors pursue their own business contacts for the names of potentially qualified candidates. The Committee would then consider the potential pool of director candidates, select the top candidates based on the candidates' qualifications and the Board's needs, and conduct an investigation of the proposed candidates' backgrounds to ensure there is no past history that would cause the candidates not to be qualified to serve as directors of Rainier Pacific. The Committee will also consider director candidates recommended by our shareholders. In the event a shareholder has submitted a proposed nominee, the Committee would consider the proposed nominee, along with any other proposed nominees recommended by members of the Board of Directors, in the same manner in which the Committee would evaluate its nominees for director. For a description of the proper procedure for shareholder nominations, see "Shareholder Proposals" in this Proxy Statement.

Corporate Governance

We are committed to establishing and maintaining high standards of corporate governance. Our executive officers and the Board of Directors have worked together to establish a comprehensive set of corporate governance practices that they believe serves the long-term interests of our shareholders and employees. These practices are intended to comply with the provisions contained in the Sarbanes-Oxley Act of 2002, the rules and regulations of the SEC adopted thereunder, and Nasdaq rules governing corporate governance. The Board of Directors will continue to evaluate and improve our corporate governance principles and policies as necessary and as required.

Code of Business Conduct and Ethics. On December 16, 2003, the Board of Directors adopted a Code of Business Conduct and Ethics for Rainier Pacific's principal executive officer and senior financial officers, directors, executive officers, and other officers and employees. The Code of Business Conduct and Ethics, which is reviewed by the Board of Directors annually and requires individuals to maintain the highest standards of professional conduct, is available on our website at www.rainierpac.com.

Shareholder Communications with the Board of Directors. The Board of Directors maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board of Directors should send any communication to the Corporate Secretary, Rainier Pacific Financial Group, Inc., 1498 Pacific Avenue, Suite 400, Tacoma, Washington 98402. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. The Corporate Secretary will forward such communication to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Corporate Secretary has the authority to take appropriate legal action regarding the communication.

Annual Meeting Attendance by Directors. We do not have a policy regarding Board member attendance at annual meetings of shareholders. All then-members of the Board of Directors attended the annual meeting of shareholders held on April 28, 2008.

Related Party Transactions. Rainier Pacific Bank has followed a policy of granting loans to officers and directors, which fully complies with all applicable federal regulations. Loans to directors and executive officers are made in the ordinary course of business and in accordance with our underwriting guidelines, on the same terms and conditions as those of comparable transactions with all customers prevailing at the time, and do not involve more than the normal risk of collectibility or present other unfavorable features. Loans in amounts up to $250,000 are granted pursuant to Rainier Pacific Bank's normal approval procedures. All loans and aggregate loans to individual directors and executive officers that exceed $250,000 are required to be reviewed by the Loan and Investment Committee of Rainier Pacific Bank's Board of Directors and reported to the Board. Loans and aggregate loans of $500,000 or greater are reviewed and approved by Rainier Pacific Bank's Board of Directors, pursuant to Regulation O of the Federal Reserve Board. All loan approval and review procedures are governed by written policies.

All loans made to our directors and executive officers are subject to federal regulations restricting loans and other transactions with affiliated persons of Rainier Pacific Bank. Loans and available lines of credit to all directors and executive officers and their associates totaled approximately $16.8 million at December 31, 2008, which was 57.2% of shareholders' equity at that date. All loans to directors and executive officers were performing in accordance with their terms at December 31, 2008. Total deposits of directors and executive officers were approximately $2.6 million at December 31, 2008.

We have written Board-approved policies specifying that loans and deposits for related parties must be entered into as with any customer; no additional value is to be received from transactions entered into in the normal course of business; related parties are not to represent us in any transaction where they have financial interest; related parties are not to accept employment or own an interest in excess of 1.0% in any business that is in direct competition with Rainier Pacific or Rainier Pacific Bank; and related parties must disclose potential conflicts of interest in regards to any business dealings that come before us. In addition, the policies incorporate the adoption of our policy statement regarding trading in the securities of Rainier Pacific, confidentiality of inside information, and compliance with the provisions of the Securities Exchange Act. The authority to monitor compliance with specific laws and regulations relating to related party transactions rests with the Board of Directors.

Director Independence. Our common stock is listed on The Nasdaq Global Market. In accordance with Nasdaq requirements, at least a majority of our directors must be independent directors. The Board has determined that seven of our nine directors are independent, as defined by Nasdaq. Stephen M. Bader, Edward J. Brooks, Karyn R. Clarke, Charles E. Cuzzetto, Brian E. Knutson, Alfred H. Treleven, III, and Bruce W. Valentine are all independent. Only John A. Hall, who is President and Chief Executive Officer of Rainier Pacific and Rainier Pacific Bank, and Victor J. Toy, who is Senior Vice President of Rainier Pacific and Rainier Pacific Bank, are not independent.

DIRECTORS' COMPENSATION

Director Compensation Table

The following table shows the compensation paid to our non-employee directors for 2008. Directors who are employees of Rainier Pacific or Rainier Pacific Bank are not compensated for their services as directors; accordingly, compensation information for John A. Hall, who is our President and Chief Executive Officer, and Victor J. Toy, who is our Senior Vice President, is included in the section entitled "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Edward J. Brooks	20,400	26,158	5,616	--	--	1,411	53,585
Stephen M. Bader	19,050	14,013	2,808	--	--	756	36,627
Karyn R. Clarke	15,200	14,013	2,808	--	--	756	32,777
Robert H. Combs (5)	6,050	43,173	2,808	--	--	504	52,535
Charles E. Cuzzetto	17,250	14,013	2,808	--	--	756	34,827
Brian E. Knutson	17,750	14,013	2,808	--	--	756	35,327
Alan M. Somers (5)	500	43,173	--	--	--	--	43,673
Alfred H. Treleven, III	12,400	14,013	2,808	--	--	756	29,977
Bruce W. Valentine (6)	2,250	--	--	--	--	--	2,550

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(1) No stock was awarded and no options were granted to the directors in 2008. The amounts shown represent the dollar amount of expense recognized for financial statement reporting purposes in 2008 for awards and grants made in 2004 that actually vested in 2008. Amounts are calculated pursuant to the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"). For a discussion of valuation assumptions, see Note 13 of the Notes to Consolidated Financial Statements in Rainier Pacific's Annual Report on Form 10-K for the year ended December 31, 2008. In December 2008, the directors voluntarily forfeited all unvested awards and grants, representing an aggregate expense of $217,512 under FAS 123R.

(2) All stock awards were made to directors on June 24, 2004 and each director received 9,000 shares of restricted common stock, with the exception of Edward J. Brooks, Chairman of the Board, who received 16,800 shares; all of which were scheduled to vest pro rata over a five-year period from the award date. The grant date fair value of the restricted stock was $16.20 per share, pursuant to FAS 123R. As of December 31, 2008, the directors had no shares of unvested restricted stock outstanding as a result of the forfeiture described in footnote (1) above.

(3) All options were granted to directors on June 7, 2004 and each director received options to purchase 20,000 shares of common stock, with the exception of Mr. Brooks, who received options to purchase 40,000 shares; all of which were scheduled to vest pro rata over a five-year period from the grant date. All options were granted with an exercise price equal to the fair market value of Rainier Pacific's common stock on the date of grant. The grant date fair value of the options was $3.60 per option, pursuant to FAS 123R. As of December 31, 2008, each of the directors had 16,000 vested options outstanding, with the exception of Mr. Brooks, who had 32,000 vested options outstanding; and the directors had no unvested options outstanding as a result of the forfeiture described in footnote (1) above.

(4) The amounts shown solely represent the dividends earned on unvested restricted stock. Directors did not receive any personal benefits or perquisites.

(5) Directors Somers and Combs passed away during 2008, at which time their unvested restricted stock awards immediately vested.

(6) Mr. Valentine was appointed to the Board of Directors on October 21, 2008 to fill the vacancy created by the death of Mr. Combs.

During the year ended December 31, 2008, non-employee directors of Rainier Pacific received a monthly retainer of $250 and a fee of $250 for each Board meeting attended. In addition, the Chairman of the Board of Directors received an additional monthly retainer of $350. Each of the directors received $250 for committee meetings attended, and the committee chairs received an additional $50 per committee meeting attended. During the year ended December 31, 2008, each of the non-employee directors of Rainier Pacific also served as directors of Rainier Pacific Bank and received identical retainers and meeting fees as those provided by Rainier Pacific. Total fees paid to directors of Rainier Pacific and Rainier Pacific Bank during the year ended December 31, 2008 were $57,850 and $53,000, respectively.

Rainier Pacific's Compensation Committee and Rainier Pacific Bank's Personnel and Compensation Committee recommend to their respective Board of Directors the amount of fees paid for service on the Board. The committees did not recommend any changes in Board fees during the fiscal year ended December 31, 2008. For 2009, the committees recommended maintaining the directors' fees the same as those provided during 2008. These recommendations were approved by the Boards of Directors of both Rainier Pacific and Rainier Pacific Bank.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, we will provide an overview and analysis of our compensation program, and the elements of compensation for each of our named executive officers.

Overview of Our Compensation Program. Our compensation philosophy for all employees, including our executive officers, is based upon the primary objective of aligning pay with performance, and providing competitive compensation that allows us to attract and retain highly qualified talent. The Compensation Committee of Rainier Pacific is responsible for all compensation and benefit matters relating to our executive officers, including the evaluation and compensation of our President and Chief Executive Officer. Our President and Chief Executive Officer evaluates the performance of our other executive officers and recommends to Rainier Pacific's Compensation Committee and Rainier Pacific Bank's Personnel and Compensation Committee the respective executive officers' compensation levels for approval. The Compensation Committee regularly evaluates and approves all compensation practices applicable to the executive officers, including the President and Chief Executive Officer.

The Compensation Committee believes strongly in aligning the interests of its executive officers with those of our shareholders through our pursuit and accomplishment of corporate strategic objectives that are aimed at growing long-term shareholder value. To accomplish this, we have adopted compensation practices that encourage executive officers to place a portion of their compensation "at-risk," and that link total compensation earned to the combination of individual contributions and corporate performance and results, rather than providing compensation based primarily on tenure or through annual merit increases.

The principles underlying our compensation program relating to executive officers are intended to: (1) attract and retain key executives who are highly qualified and are vital to our long-term success; (2) provide levels of compensation competitive with those offered throughout the banking and financial services industries; (3) integrate the compensation program with our long-term strategic planning and management process; and (4) motivate executives to enhance long-term shareholder value by helping them build their personal ownership in Rainier Pacific.

Compensation Program Elements. The compensation program for executive officers was designed by the Compensation Committee, with input from the President and Chief Executive Officer, and focuses on the following four primary components that form the total compensation program for our executive officers:

- base salary;

- annual incentive compensation;

- long-term incentive compensation (equity-based in the form of restricted stock awards and stock options); and

- benefits.

In order to evaluate the competitiveness of our compensation levels, we conducted an annual market analysis for all positions, including executive officer positions, to determine the position value of each position. The position value is representative of the median or average total cash compensation paid by banking and financial services firms of similar size and operations as that of Rainier Pacific and Rainier Pacific Bank for similar positions located predominately in the regional market. The competitive market data for the 2008 annual market analysis included a mix of five industry-recognized external compensation survey sources (the Milliman Consultants and Actuaries' *2007*

Northwest Financial Industry Survey, the 2007 SNL Executive Compensation Review, the Delves Group/Bank Administration Institute's 2007 Bank Cash Compensation Survey and 2007 Key Executive Compensation Survey, and the America's Community Bankers' 2007 Compensation Survey). The market data from each survey used was weighted in the judgment of the Compensation Committee, with each survey used being weighted between 10% and 50% based upon the degree of comparability of the position descriptions in the survey to the applicable positions at Rainier Pacific and Rainier Pacific Bank. The information used from these surveys was deemed to fairly represent the labor markets in which we compete for executive talent, and is the sole source used in determining the position value for our executive officers.

The annual cash compensation for our executive officers consists of a fixed base salary and a variable performance award, which is based on the successful achievement of certain corporate and financial performance goals of Rainier Pacific and Rainier Pacific Bank, and the individual executive's performance against business plan and individual goals established by the Board of Directors and the President and Chief Executive Officer prior to the end of each fiscal year in advance of the relevant measurement period. In addition to base salary and performance awards, an executive officer's annual cash compensation may include a discretionary bonus.

In order to implement our pay for performance philosophy, up to 20% of our executive officers' respective position values, as determined through the survey methodology described above, is placed "at-risk." This exposes the executive officers to downside risk and in return provides for greater upside potential to earn total annual cash compensation in excess of their position values. This practice also takes into consideration that our executive officers' roles have greater influence on the overall performance of Rainier Pacific and Rainier Pacific Bank and, therefore, are most suitable to have a significant portion of their compensation be earned as a variable component of total annual cash compensation. Accordingly, under our compensation program for 2008 all of our executive officers, including the President and Chief Executive Officer, can earn annual cash compensation ranging from 80% to 150% (i.e., base salary plus an annual performance award) of the executive officer's respective position value determined through the annual market survey process.

The Compensation Committee has not established any specific policies relative to a target allocation of total compensation between short-term and long-term elements nor cash and non-cash elements. In addition, the Compensation Committee has not established policies relative to the adjustment or recovery (for example, "clawback provisions") of awards or payments if Rainier Pacific or Rainier Pacific Bank's performance measurements are restated or otherwise adjusted in a manner which would reduce the size of an award or payment. The awards determined under our annual incentive compensation plans are, in large part, determined by the use of audited financial results. Since the inception of these plans, there have been no restatements or adjustments of financial results or performance measurements that would affect previously paid awards. For 2008, the composition of total compensation for our named executive officers was as follows:

Type of Compensation	Percentage of Total Compensation
Base salary (cash)	66.0%
Annual incentive compensation (cash)	0.0%
Long-term incentive (equity-based)	25.3%
Benefits	8.7%

Base Salary. The compensation of our executive officers begins with the establishment of base salary. At the beginning of each calendar year, each executive officer, including the President and Chief Executive Officer, who has received a satisfactory job performance rating based on prior year performance, may elect to set his or her base salary within the range of 80% to 90% of the established position value. The level of risk that each executive officer selects affects the level of potential performance awards that can be earned, and thus total compensation. The pay for performance philosophy enables a high performing executive officer who places 20% of his or her position value at-risk in the form of a lower base salary relative to his or her position value, to potentially earn total annual cash compensation up to 130% of position value, or 150% of position value when Rainier Pacific's net income exceeds a pre-determined level. Three of the five named executive officers elected to receive a base salary of 80% of their respective position value in 2008, while two elected to set their base pay at 90% of their respective position value.

13

Annual Incentive Compensation. The compensation plan for our executive officers, including the President and Chief Executive Officer, is based on our annual performance compared to the business plan and individual performance of the executive officer as evaluated by the Board of Directors (for the President and Chief Executive Officer) and by the President and Chief Executive Officer (for the other executive officers) in their respective annual performance review. The plan is designed to provide for an annual performance award (i.e., annual cash incentive award) between 0% and 50% of the executive officer's respective position value, with a targeted award of 30% when the executive officer's base salary is 80% of his or her position value and a targeted award of 15% when base salary is 90% of his or her position value. The maximum performance award of 50% of an officer's position value is available only when the executive officer's base salary is at 80% of the position value, all pre-established goals are achieved, and the officer has rendered exceptional performance.

The performance award of 50% discussed above (i.e., the unadjusted performance award) can be increased to 70% of the executive officer's position value when Rainier Pacific's net income exceeds a pre-determined level; or alternatively can be reduced to 35% if net income does not meet a pre-determined level. Accordingly, an executive officer can potentially earn total annual cash compensation under our annual incentive compensation plan of up to 150% of his or her respective position value (i.e., base pay of 80% with an annual performance award of up to 70% if the maximum level of achievement on all pre-established goals is attained, net income exceeds budget by more than 20%, and the officer has rendered exceptional performance), or as low as only his or her base pay (i.e., base pay with an annual performance award of 0% when pre-established goals are not achieved).

For 2008, the corporate and financial performance goals for all of our executive officers, including our President and Chief Executive Officer, under the annual incentive compensation plan were identical. The corporate and financial performance goals included deposit growth, loan growth, customer satisfaction and service quality, and loan quality, representing 75% of the unadjusted potential performance award that could have been earned by each executive officer under the plan. The remaining 25% of the unadjusted potential performance award depended upon the Compensation Committee's assessment of the executive officer's individual overall leadership and managerial effectiveness. The following table summarizes the goals, target performance levels, and range of rewardable performance under the 2008 incentive compensation plan for our executive officers:

		Performance Measurement		
Performance Goal	Weight	Minimum	Target	Maximum
Deposit growth	30%	4.00%	8.00%	12.00%
Loan growth	20%	10.00%	13.00%	16.00%
Customer satisfaction and service quality (1)	10%	3	3	5
Loan quality: (2)				
Net charge offs ($)	5%	*	$600,000	*
Delinquent loans (%)	5%	*	0.30%	*
Non-performing loans (%)	5%	*	0.06%	*
	75%			
Leadership and managerial effectiveness (3)	25%	3	3	5
	100%			

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*   This goal does not have a "minimum" or "maximum" range of rewardable performance. Instead, performance must meet or exceed the target to generate an award.

(1)   This is based upon our Service Quality Composite that tabulates results of our annual customer survey, monthly service interaction surveys, and comment cards using a "1 to 5" rating scale.

(2)   This goal is based upon maintaining the quality of the loan portfolio, as indicated by not exceeding any of the established targets for the amount of chargeoffs, and the ratios of delinquent and non-performing loans.

(3)   For this goal, the evaluation of each executive officer's performance is rated on a "1 to 5" rating scale, and includes various factors relating to his or her assigned operating units, and in the case of the President and Chief Executive Officer, the organization as a whole. The factors include, but are not limited to, business planning and business plan goal achievement, management of financial and human resources, cultural and competency development of assigned personnel, effectiveness of internal controls, and community involvement.

Based upon the level of achievement on the foregoing performance goals, an unadjusted performance award of up to 50% of the executive officer's respective position value can be generated, yet as previously stated, this award may be increased to 70%, or reduced to 35%, by the Compensation Committee based upon the actual level of net income earned by Rainier Pacific. Based upon this process, an annual performance award is determined for each executive officer by the Compensation Committee of Rainier Pacific and, if any, is reported in our Summary Compensation Table under the heading, "Non-equity Incentive Plan Compensation." For 2008, the average performance award for our named executive officers determined under the annual incentive compensation plan was 9.2% of their position values. However, based upon overall corporate results for 2008, all of our executive officers voluntarily forfeited their performance awards.

In connection with the Compensation Committee's annual evaluation and determination of incentive compensation, it considers the circumstances and conditions under which corporate performance was achieved. In doing so, the Compensation Committee has the authority to award additional discretionary bonuses of up to 20% of the respective executive officer's position value for exceptional efforts. For 2008, no such discretionary bonuses were awarded by the Compensation Committee. Discretionary bonuses, if any, are reported in our Summary Compensation Table under the heading, "Bonus."

Performance awards for senior executives have been suspended for 2009, yet the discretionary bonus component of the annual incentive compensation plan remains available to the Compensation Committee.

Long-term Incentive Compensation. Long-term incentive compensation is provided to our executive officers (and directors) exclusively in the form of restricted stock and stock option grants that serve as incentive vehicles that support our long-term compensation strategy, and are granted under the Management Recognition Plan and Stock Option Plan, respectively. The purpose of this equity-based compensation is to provide long-term incentive compensation that provides a means for attracting and retaining directors and employees, that aligns the interests of directors and employees with the interests of our shareholders, and to provide an incentive to directors and employees to improve the long-term performance and market value of Rainier Pacific.

The initial grants of restricted stock and stock options were made in June 2004, consistent with the adoption of the Management Recognition Plan and Stock Option Plan approved by our shareholders in April 2004. All restricted stock and stock options vest over a five-year period from the date of the award or grant, and were granted at, or with an exercise price of, the fair market value of Rainier Pacific's common stock on the date of grant. The initial grants were made in amounts set forth in the April 2004 shareholder proposal, and were determined by the Compensation Committee based upon the restricted stock and stock option grant practices of then recently completed mutual savings bank to stock savings bank conversions, and the Compensation Committee's desire to provide such long-term incentive compensation to non-executive officer employees of Rainier Pacific Bank. The size of the individual grants of restricted stock and stock options to directors and executive officers was based upon the respective individual's role and position within Rainier Pacific and an evaluation of competitive market data. The Compensation Committee granted a total of 336,800 shares of Rainier Pacific's common stock under the Management Recognition Plan, awarded as follows: 23.7% to non-employee directors; 17.8% to the President and Chief Executive Officer; 37.1% to other executive officers; 14.4% to non-executive officers and managers; and 7.0% to non-management employees. In addition, a total of 680,000 stock options were initially awarded as follows: 26.5% to non-employee directors; 20.6% to the President and Chief Executive Officer; 40.3% to other executive officers; 9.2% to non-executive officers and managers; and 3.4% to non-management employees.

Each year, the Compensation Committee evaluates whether or not awards of restricted stock or stock options should be provided to specific employees or directors. Any such award is granted on a discretionary basis by the Compensation Committee upon consideration of the following factors: overall corporate performance during the prior fiscal year; the expense associated with any potential awards and its impact on Rainier Pacific's future financial performance; the desire to provide a long-term equity-based incentive to new directors or employees hired during the prior year into key roles; and to provide an additional incentive to reward and retain specific highly-valued employees for exceptional performance during the prior fiscal year. In August 2005, the Compensation Committee granted 40,000 stock options to selected non-executive officers, managers, and non-management employees. No restricted stock awards under the Management Recognition Plan were granted in fiscal 2005. In June 2007, the Compensation Committee granted 10,000 shares of restricted stock and 72,000 stock option awards to recently appointed executive officers, and selected top performing employees deemed to be in key positions. No stock awards or option grants were made in 2006 or 2008. None of the 2005 or 2007 grants or awards were made to our named executive officers.

In December 2008, all of our executive officers voluntarily forfeited all of their respective unvested restricted stock awards and unvested stock option grants. The total number restricted shares and options forfeited were 54,560 and 121,600, respectively.

Benefits. At Rainier Pacific, an important part of our total compensation plan is the employee benefits program. We offer a comprehensive and flexible benefits plan on a non-discriminatory basis to support the basic health, welfare, and retirement needs of our employees. The primary elements of the benefits plan include medical/dental/vision plans, paid time off for vacation and illness, employer matching contributions and contributions of Rainier Pacific common stock into the Rainier Pacific 401(k) Employee Stock Ownership Plan (based upon each employee's salary deferrals and relative compensation levels), tuition reimbursement, bereavement leave, and training and development allowances. We do not provide any personal benefits or perquisites to our executive officers beyond those benefits provided to all non-executive employees of Rainier Pacific and Rainier Pacific Bank.

Compensation of the Chief Executive Officer. The compensation plan for the President and Chief Executive Officer consists of base salary, annual incentive compensation, long-term incentive compensation, and benefits that are based upon the same pay for performance philosophy and criteria as that of the other executive officers. During the fiscal year ended December 31, 2008, the base salary of John A. Hall, President and Chief Executive Officer of Rainier Pacific and Rainier Pacific Bank, was $252,000, representing 80% of the position value for his position determined under our annual market analysis of total cash compensation paid by banking firms of similar size and operations as that of Rainier Pacific and Rainier Pacific Bank for similar positions. With a base salary at 80% of the position value, a maximum unadjusted performance award of 50% of the position value ($157,500), or 70% of the position value ($220,500) when Rainier Pacific's net income exceeds a pre-determined level, was available under the compensation plan. Mr. Hall's compensation plan is based on the annual performance of Rainier Pacific and Rainier Pacific Bank compared to pre-established goals set forth in the business plan and operating budget, and the Compensation Committee's assessment of Mr. Hall's leadership and managerial effectiveness. For 2008, 75% of Mr. Hall's annual evaluation and corresponding unadjusted performance award was based upon the achievement of loan growth, deposit growth, customer satisfaction and service quality, and loan quality goals. The remaining 25% depended upon the Compensation Committee's assessment, inclusive of an annual assessment survey of all non-employee directors, of his overall leadership and managerial effectiveness.   For 2008, the corporate performance under the plan generated an unadjusted performance award of $54,338, however, as a result of net income earned by Rainier Pacific being below the pre-established level set forth in our annual incentive compensation plan, the award would have been reduced to $38,036. However, as previously noted, Mr. Hall voluntarily forfeited his performance award based on the overall corporate results for the year. In addition to the performance award under the compensation plan, the President and Chief Executive Officer may earn a discretionary bonus of up to 20% of position value at the discretion of the Compensation Committee. For 2008, the Compensation Committee did not award Mr. Hall a discretionary bonus. The Committee believes Mr. Hall's compensation is appropriate based on market conditions and the performance of Rainier Pacific and Rainier Pacific Bank.

Compensation Committee Report

The Compensation Committee of Rainier Pacific's Board of Directors has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with management. Based on the Committee's review of and the discussion with management with respect to the Compensation Discussion and Analysis, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report is provided by the following directors, who constitute the Committee:

The Compensation Committee

Alfred H. Treleven, III, Chairman
Charles E. Cuzzetto
Karyn R. Clarke

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

Summary Compensation Table

The following table shows information regarding 2008, 2007 and 2006 compensation for our named executive officers: (1) John A. Hall, our President and Chief Executive Officer; (2) Joel G. Edwards, our former Chief Financial Officer; and (3) our three other most highly compensated executive officers of Rainier Pacific and Rainier Pacific Bank, who are Victor J. Toy, Carolyn S. Middleton and Dalen D. Harrison.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)
John A. Hall	2008	252,000	--	93,420	19,656	--	--	27,417	392,493
President, Chief Executive	2007	236,000	59,000	194,400	59,920	33,555	--	40,260	623,135
Officer and Director	2006	211,600	--	194,400	100,800	--	--	55,511	562,311
Joel G. Edwards (3)	2008	144,000	--	35,033	7,020	--	--	20,375	206,428
Vice President, Chief Financial	2007	132,000	33,000	72,900	21,400	11,550	--	24,998	295,848
Officer and Treasurer	2006	118,240	--	72,900	36,000	--	--	31,801	258,941
Victor J. Toy	2008	152,000	--	62,280	10,390	--	--	22,726	247,396
Senior Vice President and	2007	140,000	35,000	129,600	31,672	17,354	--	28,451	382,077
Secretary	2006	127,040	--	129,600	53,280	--	--	37,366	347,286
Carolyn S. Middleton	2008	126,000	--	35,033	4,212	--	--	16,902	182,147
Bank Vice President and	2007	117,000	2,860	72,900	12,840	3,640	--	24,774	234,014
Chief Lending Officer	2006	108,450	--	72,900	21,600	14,059	--	30,494	247,503
Dalen D. Harrison	2008	126,000	--	35,033	4,212	--	--	18,322	183,567
Bank Vice President of the	2007	104,000	20,150	72,900	12,840	9,100	--	24,936	243,926
Retail Network	2006	96,800	--	72,900	21,600	28,231	--	25,547	245,078

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(1) No stock was awarded and no options were granted to the named executive officers in 2008, 2007, or 2006. The amounts shown represent the dollar amount of expense recognized for financial statement reporting purposes for awards made in 2004 that actually vested. Amounts are calculated pursuant to the provisions of FAS 123R. For a discussion of valuation assumptions, see Note 13 of the Notes to Consolidated Financial Statements in Rainier Pacific's Annual Report on Form 10-K for the year ended December 31, 2008. In December 2008, the named executive officers voluntarily forfeited all unvested stock awards and option grants, representing an aggregate expense of $589,356 under FAS123R.

(2) For 2008, amounts include employer matching and ESOP contributions into the 401(k) ESOP in the amounts of $11,181, $9,366, $10,093, $6,542 and $7,659 for Mr. Hall, Mr. Edwards, Mr. Toy, Ms. Middleton and Ms. Harrison, respectively; flexible spending account benefit contributions; and dividends earned on unvested restricted stock. The named executive officers did not receive other personal benefits or perquisites.

(3) Mr. Edwards resigned on February 23, 2009, effective as of February 27, 2009.

Employment Agreements. We entered into a three-year employment agreement with John A. Hall in October 2003. Effective as of January 1, 2006, the agreement was amended and restated in its entirety. The material items of the amended and restated employment agreement, described below, are unchanged from the prior employment agreement. Effective as of January 1, 2006, we also entered into an employment agreement with Victor J. Toy, which replaces the Change in Control Severance Agreement entered into with Mr. Toy in October 2003. Mr. Toy's employment agreement contains the same material items that are included in Mr. Hall's employment agreement, described below. We had also entered into an employment agreement with Joel G. Edwards but he resigned effective as of February 27, 2009.

The base salary levels for Mr. Hall and Mr. Toy for 2009 are $297,000 and $180,000, respectively. These amounts represent 90% of the 2009 position value for each executive's position (determined by the same annual market survey methodology used in 2008). Salaries are paid by Rainier Pacific Bank and may be increased at the discretion of the Compensation Committee of the Board of Directors. The employment agreements also provide for participation in performance-based incentive awards and discretionary bonuses authorized and declared for executive officers. The agreements further provide for participation, to the same extent as our other executive officers, in all of our employee benefit plans relating to medical and dental coverage, retirement, group or other life insurance, continuing education, and other employee benefits, as well as all stock and stock option-related plans. The agreements provide that compensation may be paid in the event of disability, death, involuntary termination or a change in control, as described in the "Potential Payments Upon Separation From Employment" section beginning on page 20.

On each anniversary of the initial date of each employment agreement, the term of the agreement may be extended for an additional year unless notice is given by one party to the other at least 90 days prior to the anniversary date that the agreement will not be extended further. On October 28, 2008, the Compensation Committee of Rainier Pacific and the Personnel and Compensation Committee of Rainier Pacific Bank reviewed and approved an extension to the existing employment agreements for a period of one year in addition to the currently remaining two-year terms. On November 18, 2008, the Boards of Directors of Rainier Pacific and Rainier Pacific Bank reviewed and approved the actions of the Compensation Committee and the Personnel and Compensation Committee.

Grants of Plan-Based Awards

The following table shows information regarding grants of plan-based awards available to our named executive officers for 2008.

| Name | Grant Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1) | | | Estimated Possible Payouts Under Equity Incentive Plan Awards (2) | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
John A. Hall	--	31,238	94,500	220,500	--	--	--	--	--	--	--
Joel G. Edwards (3)	--	17,850	54,000	126,000	--	--	--	--	--	--	--
Victor J. Toy	--	18,842	57,000	133,000	--	--	--	--	--	--	--
Carolyn S. Middleton	--	4,770	16,800	39,200	--	--	--	--	--	--	--
Dalen D. Harrison	--	4,770	16,800	39,200	--	--	--	--	--	--	--

_____

(1) The performance goals and measurements associated with our executive officers' non-equity incentive plan that generate the awards set forth above are provided in the "Annual Incentive Compensation" section beginning on page 14. Although corporate performance for 2008 generated performance awards, the named executive officers voluntarily forfeited their awards based on the overall corporate results for the year.

(2) There were no equity incentive plan awards or other stock or option awards in 2008.

(3) Mr. Edwards resigned on February 23, 2009, effective as of February 27, 2009.

Outstanding Equity Awards

The following information with respect to exercisable and unexercisable options and unvested restricted stock as of December 31, 2008 is presented for the named executive officers.

	Option Awards (1)					Stock Awards (2)			
Name	Number of Securities Underlying Unexercised Options (#) Exer-cisable	Number of Securities Underlying Unexercised Options (#) Unexer-cisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expir-ation Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John A. Hall	112,000	--	--	16.26	6/7/2014	--	--	--	--
Joel G. Edwards (4)	40,000	--	--	16.26	6/7/2014	--	--	--	--
Victor J. Toy	59,200	--	--	16.26	6/7/2014	--	--	--	--
Carolyn S. Middleton	24,000	--	--	16.26	6/7/2014	--	--	--	--
Dalen D. Harrison	24,000	--	--	16.26	6/7/2014	--	--	--	--

_____

(1) The named executive officers received grants of stock options pursuant to the Stock Option Plan on June 7, 2004. The grants were scheduled to vest pro rata over a five-year period from the grant date, with the fourth 20% installment having vested on June 7, 2008; however, in December 2008, the named executive officers voluntarily forfeited all unvested options in order to reduce Rainier Pacific's 2009 compensation expense.

(2) The named executive officers received awards of restricted stock pursuant to the Management Recognition Plan on June 24, 2004. The awards were scheduled to vest pro rata over a five-year period from the award date with the fourth 20% installment having vested on June 24, 2008; however, in December 2008, the named executive officers voluntarily forfeited all unvested awards in order to reduce Rainier Pacific's 2009 compensation expense.

(3) As of December 31, 2008, the fair market value of Rainier Pacific's 2009 common stock was $1.40 per share, or $14.86 per share less than the option exercise price. Therefore, the aggregate intrinsic value of the options was zero.

(4) Mr. Edwards resigned on February 23, 2009, effective as of February 27, 2009.

Options Exercised and Stock Vested

The following table shows the value realized upon exercise of stock options and vesting of stock awards for our named executive officers in 2008.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
John A. Hall	--	--	12,000	119,400
Joel G. Edwards (3)	--	--	4,500	44,775
Victor J. Toy	--	--	8,000	79,600
Carolyn S. Middleton	--	--	4,500	44,775
Dalen D. Harrison	--	--	4,500	44,775

(1) As of December 31, 2008, our named executive officers have not exercised any stock options.

(2) Reflects the fair market value of the shares ($9.95 per share) on June 24, 2008, the vesting date.

(3) Mr. Edwards resigned on February 23, 2009, effective as of February 27, 2009.

Potential Payments Upon Separation From Employment

We have entered into employment agreements with Messrs. Hall, Edwards and Toy that provide for potential payments upon termination, death, and disability; however, Mr. Edwards' agreement is no longer in force due to his resignation. Our two other named executive officers, Ms. Middleton and Ms. Harrison, are covered by the terms of our Employee Severance Compensation Plan applicable to all employees not covered under an employment agreement. Furthermore, our equity plans provide for potential payments upon termination, death, and disability. These agreements and plans are described below, followed by a table which shows the value of potential payments and benefits.

Separation Provisions Under the Employment Agreements. The employment agreements with Messrs. Hall and Toy provide for payments in the event of termination, death or disability. The agreements may be terminated by us at any time, or by the executive because of a material decrease in, or interference with, his duties, responsibilities or benefits (an "involuntary termination"). If the executive's employment is terminated by us without cause and without the executive's consent, or the executive suffers an involuntary termination, other than after a change in control, we would be required to honor the terms of the agreement through the expiration of the then current term, including payment of cash compensation, incentive awards and continuation of employee benefits.

The employment agreements also provide for a severance payment and other benefits if we terminate the executive's employment or the executive suffers an involuntary termination in connection with a change in control of Rainier Pacific or Rainier Pacific Bank. The maximum value of the severance benefits under the employment agreements is 2.99 times each executive's average annual compensation during the five-year period prior to the effective date of the change in control (the "base amount"). The employment agreements provide that the value of the maximum benefit be distributed in the form of a lump sum cash payment equal to 2.99 times the executive's base amount, and continued coverage under Rainier Pacific's and Rainier Pacific Bank's health, life and disability programs through the expiration of the then current term of the employment agreements, the total value of which does not exceed the deductible limits of Section 280G of the Internal Revenue Code. Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times the individual's base amount are deemed to be "excess parachute payments" if they are conditioned upon a change in control. Individuals receiving parachute payments in excess of 2.99 times of their base amount are subject to a 20% excise tax on the amount of the excess payments. If excess parachute payments are made, Rainier Pacific and Rainier Pacific Bank would not be entitled to deduct the amount of the excess payments. Therefore, employment agreements provide that severance and other payments that are subject to a change in control will be reduced as much as necessary to ensure that no amounts payable to the executive will be considered excess parachute payments.

If an executive becomes entitled to benefits under the terms of our then-current disability plan (if any), or becomes otherwise unable to fulfill his duties under his employment agreement, he will be entitled to receive such group and other disability benefits, if any, as are then provided by us for executive employees. In the event of such disability, the employment agreement is not suspended, except that: (1) the obligation to pay the executive's salary will be reduced in accordance with the amount of disability income benefits he receives (if any) such that, on an after-tax basis, he would realize from the sum of disability income benefits and the salary the same amount as he would realize on an after-tax basis from the salary if the obligation to pay the salary were not reduced; and (2) upon a resolution adopted by a majority of the disinterested members of the Board of Directors or the Compensation Committee, we may discontinue payment of the executive's salary beginning six months following a determination that he has become entitled to benefits under the disability plan or otherwise unable to fulfill his duties under the employment agreement.

The employment agreements also provide for benefits in the case of death. In the event of an executive's death prior to any termination of employment, we will pay to his estate, or such person as he may have previously designated, the salary which was not previously paid and which he would have earned if he had continued to be employed under the agreement through the last day of the calendar month in which he died, together with the benefits under the agreement through that date.

Separation Provisions Under the Employee Severance Compensation Plan. Rainier Pacific Bank adopted the Employee Severance Compensation Plan to support the retention of the services of its employees in the event of a change in control of Rainier Pacific or Rainier Pacific Bank. The benefits contemplated by the Plan recognize the value

20

to us of the services and contributions of the eligible employee and the effect upon Rainier Pacific and Rainier Pacific Bank resulting from uncertainties relating to continued employment, reduced employee benefits, management changes, and employee relations that may arise if a change in control occurs or is threatened. Our Board of Directors believes that the Plan will also aid in attracting and retaining highly qualified individuals who are essential to our success. Eligible employees include those who have completed one year of continuous service, and who do not have a separate employment or change in control severance agreement.

A participant is entitled to receive a payment from Rainier Pacific Bank if there has been a change in control of Rainier Pacific or Rainier Pacific Bank and if, within one year thereafter, the participant's employment is voluntarily or involuntarily terminated because (1) the participant's base salary or rate of compensation is reduced, (2) the participant is required to change office location to a location more than 35 miles away from the office location prior to the change in control, (3) the participant's benefits are materially reduced by other than a reduction on a non-discriminatory basis to all employees, (4) any successor fails to assume Rainier Pacific Bank's obligations under the Plan, (5) Rainier Pacific Bank or any successor breaches any other provision of the Plan or (6) the participant's employment is terminated for any reason other than just cause. Qualified participants are entitled to a lump sum cash payment as follows:

Participant's Years of Continuous Employment	Amount of Monthly Compensation Payment to Be Paid to Participant
Up to 1 year	0
Over 1 year to 2 years	3 months
Over 2 years to 3 years	6 months
Over 3 years	6 months plus 1 month for each year of continuous employment over 3 years (up to a total of 18 months)

Officers will receive at least one times their annual compensation and middle managers will receive at least one-half their annual compensation.

Separation Provisions Under the Equity Plans. Our Stock Option Plan and Management Recognition Plan provide for accelerated vesting of awards in the event of a change in control. If a tender offer or exchange offer for Rainier Pacific's shares commences, or if a change in control occurs, all options granted and not fully exercisable will become exercisable in full and upon the participant's election, restrictions on restricted stock will lapse and all shares awarded under the Management Recognition Plan as restricted stock will become fully vested in the participant to whom the shares were awarded. The Management Recognition Plan also provides that if a participant's employment is terminated because of death, disability or normal retirement after attaining age 65, restrictions (including vesting requirements) remaining on shares awarded under the plan will lapse.

Potential Payments. The following table shows, as of December 31, 2008, the value of potential payments and benefits following a termination of employment under a variety of scenarios.

	Involuntary Termination ($)	Involuntary Termination Following Change in Control ($)	Death ($)	Disability ($)(1)
John A. Hall				
Employment Agreement	775,000	772,000	--	577,000
Equity Plans (2)	--	--	--	--
Joel G. Edwards (3)				
Employment Agreement	451,000	445,000	--	253,000
Equity Plans (2)	--	--	--	--
Victor J. Toy				
Employment Agreement	475,000	488,000	--	277,000
Equity Plans (2)	--	--	--	--

(table continues on following page)

	Involuntary Termination ($)	Involuntary Termination Following Change in Control ($)	Death ($)	Disability ($)(1)
Carolyn S. Middleton				
Severance Plan	--	189,000	--	--
Equity Plans (2)	--	--	--	--
Dalen D. Harrison				
Severance Plan	--	189,000	--	--
Equity Plans (2)	--	--	--	--

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(1) Assumes salary continuation, less the amount of disability insurance benefits, are paid for the remaining term of the employment agreement. In the event the Board of Directors or the Compensation Committee decides to discontinue payment of the executive's salary beginning six months following the determination of disability the payments to each of the executives covered under employment agreements would instead be: Mr. Hall, $127,000; Mr. Edwards, $73,000; and Mr. Toy, $77,000.
(2) In December 2008, the named executive officers voluntarily forfeited all unvested awards and grants in order to reduce Rainier Pacific's 2009 compensation expense. Therefore, there are no potential payments or benefits relating to Rainier Pacific's equity plans associated with the events set forth in the table.
(3) Mr. Edwards resigned effective as of February 27, 2009; however, the information presented in this table is as of December 31, 2008.

Deductibility Cap on Executive Compensation

Under Internal Revenue Code section 162(m), subject to an exception for qualifying performance-based compensation, we cannot deduct compensation of over $1 million in annual compensation paid to certain executive officers. We have never paid compensation for which a deduction was disallowed, and our policy is to avoid any such payments in the future to the extent feasible.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Directors Cuzzetto, Treleven and Clarke. No members of the Compensation Committee were officers or employees of Rainier Pacific or any of its subsidiaries during the year ended December 31, 2008, nor were they formerly Rainier Pacific officers or had any relationships otherwise requiring disclosure.

AUDIT COMMITTEE MATTERS

Audit Committee Charter. The Audit Committee operates pursuant to a Charter approved by our Board of Directors. The Audit Committee reports to the Board of Directors and is responsible for overseeing and monitoring our financial accounting and reporting, system of internal controls established by management, and audit process. The Charter sets out the responsibilities, authority and specific duties of the Audit Committee. The Charter specifies, among other things, the structure and membership requirements of the Audit Committee, as well as the relationship of the Audit Committee to our independent auditor, internal audit department and management. On December 16, 2003, the Board of Directors amended its Audit Committee Charter that was initially adopted on June 17, 2003. A copy of the amended charter is available on our website at www.rainierpac.com.

Report of the Audit Committee. The Audit Committee reports as follows with respect to Rainier Pacific's audited financial statements for the year ended December 31, 2008:

● The Audit Committee has completed its review and discussion of the 2008 audited financial statements with management;

● The Audit Committee has discussed with the independent auditor (Moss Adams LLP) the matters required to be discussed by Statement on Auditing Standards ("SAS") No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

- The Audit Committee has received written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and has discussed with the independent auditor the independent auditor's independence; and

- The Audit Committee has, based on its review and discussions with management of the 2008 audited financial statements and discussions with the independent auditor, recommended to the Board of Directors that Rainier Pacific's audited financial statements for the year ended December 31, 2008 be included in its Annual Report on Form 10-K.

The foregoing report is provided by the following directors, who constitute the Audit Committee:

Audit Committee

Charles E. Cuzzetto, Chairman
Stephen M. Bader
Brian E. Knutson

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, and shall not otherwise be deemed filed under such acts.

INDEPENDENT AUDITOR AND RELATED FEES

Moss Adams LLP, independent registered public accounting firm, served as our independent auditor for the fiscal year ended December 31, 2008. On January 27, 2009, the Audit Committee of the Board of Directors appointed Moss Adams LLP as independent auditor for the fiscal year ending December 31, 2009. A representative of Moss Adams LLP will be present at the annual meeting to respond to shareholders' questions and will have the opportunity to make a statement if he so desires.

The following table sets forth the aggregate fees billed to us by Moss Adams LLP for professional services rendered for the fiscal years ended December 31, 2008 and 2007.

	Year Ended December 31,	
	2008	*2007*
Audit Fees	$ 292,500	$ 282,825
Audit-Related Fees (1)	37,670	25,825
Tax Fees	14,127	13,805
All Other Fees	--	--

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(1) Amounts reported consist of accounting consultation and audit fees associated with the Rainier Pacific 401(k) Employee Stock Ownership Plan.

The Audit Committee established general guidelines for the permissible scope and nature of any permitted non-audit services to be provided by the independent auditor. Pre-approval may be granted by action of the full Audit Committee or by delegated authority to the Chairman of the Audit Committee. If this authority is delegated, all approved non-audit services will be presented to the Audit Committee at its next meeting. In considering non-audit services, the Audit Committee or its delegate will consider various factors, including but not limited to, whether it would be beneficial to have the service provided by the independent auditor and whether the service could compromise the independence of the independent auditor. For the year ended December 31, 2008, the Audit Committee approved all, or 100%, of the services provided by Moss Adams LLP that were designated as audit-related fees, tax fees and all other fees as set forth in the table above.

The Audit Committee of the Board of Directors determined that all of the services performed by Moss Adams LLP in fiscal year 2008 were compatible with Moss Adams LLP maintaining its independence.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of any registered class of Rainier Pacific's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors and greater than 10% shareholders are required by regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms we have received and written representations provided to us by the above-referenced persons, we believe that, during the fiscal year ended December 31, 2008, all filing requirements applicable to its reporting officers, directors and greater than 10% shareholders were properly and timely complied with, except for one Form 4 covering one transaction by Dalen Harrison, which was inadvertently filed one day late, due to the use of an incorrect mailing address.

MISCELLANEOUS

The Board of Directors is not aware of any business to come before the annual meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.

We will bear the cost of solicitation of proxies, and will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Rainier Pacific's common stock. In addition to solicitations by mail, our directors, officers and employees may solicit proxies personally or by facsimile or telephone without additional compensation.

Rainier Pacific's 2008 Annual Report to Shareholders, including financial statements, has been mailed to all shareholders of record as of the close of business on the voting record date. Any shareholder who has not received a copy of the Annual Report may obtain a copy by writing to us. The Annual Report is not to be treated as part of the proxy solicitation material or having been incorporated herein by reference.

A copy of Rainier Pacific's Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the SEC, will be furnished without charge to shareholders of record as of the close of business on the voting record date upon written request to Victor J. Toy, Secretary, Rainier Pacific Financial Group, Inc., 1498 Pacific Avenue, Suite 400, Tacoma, Washington 98402.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at our annual meeting to be held in April 2010 must be received by us no later than November 25, 2009 to be considered for inclusion in the proxy materials and form of proxy relating to such annual meeting. Any such proposals shall be subject to the requirements of the proxy rules adopted under the Securities Exchange Act.

In addition, our Articles of Incorporation provide that in order for business to be brought before the annual meeting, a shareholder must deliver notice to the Secretary not less than 30 nor more than 60 days prior to the date of the annual meeting; provided that if less than 31 days' notice of the annual meeting is given to shareholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to shareholders. The notice must state the shareholder's name, address and number of shares of common stock held, and briefly discuss the business to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any interest of the shareholder in the proposal.

Our Articles of Incorporation generally provide that shareholders will have the opportunity to nominate directors of Rainier Pacific if the nominations are made in writing and are delivered to the our Corporate Secretary not less than 30 days nor more than 60 days before the annual meeting of shareholders; provided, however, if less than 31 days' notice of the meeting is given, the shareholder's notice shall be delivered to the Corporate Secretary no later than the close of the tenth day following the date on which notice of the meeting was mailed to shareholders. The notice must set forth

(i) the name, age, business address and, if known, residence address of each nominee for election as a director, (ii) the principal occupation or employment of each nominee, (iii) the number of shares of Rainier Pacific common stock which are beneficially owned by each such nominee, (iv) such other information as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee pursuant to the Securities Exchange Act, including, without limitation, such person's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected, and (v) as to the shareholder giving such notice (a) his or her name and address as they appear on our books and (b) the class and number of shares of Rainier Pacific common stock which are beneficially owned by such shareholder.


BY ORDER OF THE BOARD OF DIRECTORS

/s/Victor J. Toy

VICTOR J. TOY
Secretary


Tacoma, Washington
March 25, 2009

REVOCABLE PROXY
RAINIER PACIFIC FINANCIAL GROUP, INC.

ANNUAL MEETING OF SHAREHOLDERS
APRIL 27, 2009

The undersigned hereby appoints the official Proxy Committee of the Board of Directors of Rainier Pacific Financial Group, Inc. ("Rainier Pacific"), consisting of Edward J. Brooks, Karyn R. Clarke, and John A. Hall, with full powers of substitution to act as attorneys and proxies for the undersigned, to vote all shares of common stock of Rainier Pacific which the undersigned is entitled to vote at the Annual Meeting of Shareholders, to be held at the Courtyard by Marriott - Tacoma Downtown, located at 1515 Commerce Street, Tacoma, Washington, on Monday, April 27, 2009, at 1:00 p.m., local time, and at any and all adjournments thereof, as follows:

	FOR	WITHHELD
1. The election as director of the nominees listed below (except as marked to the contrary below).	[ ]	[ ]

Three-year term:
Brian E. Knutson
Victor J. Toy
Alfred H. Treleven, III

One-year term:
Bruce W. Valentine

INSTRUCTIONS: To withhold your vote for any individual nominee, write the nominee's name on the line below.

____

____

2. In their discretion, upon such other matters as may properly come before the meeting.

The Board of Directors recommends a vote "FOR" the listed proposition.

This proxy also provides voting instructions to the Trustees of the Rainier Pacific 401(k) Employee Stock Ownership Plan for participants with shares allocated to their accounts.

This proxy will be voted as directed, but if no instructions are specified this proxy will be voted for the proposition stated. If any other business is presented at such meeting, this proxy will be voted by the Board of Directors in its best judgment. At the present time, the Board of Directors knows of no other business to be presented at the annual meeting. This proxy also confers discretionary authority on the Board of Directors to vote with respect to the election of any person as director where the nominees are unable to serve or for good cause will not serve and matters incident to the conduct of the annual meeting.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Should the undersigned be present and elect to vote at the annual meeting or at any adjournment thereof and after notification to the Secretary of Rainier Pacific at the annual meeting of the shareholder's decision to terminate this proxy, then the power of said attorneys and proxies shall be deemed terminated and of no further force and effect.

The undersigned acknowledges receipt from Rainier Pacific prior to the execution of this proxy of the Notice of Annual Meeting of Shareholders, a Proxy Statement dated March 25, 2009 and the 2008 Annual Report to Shareholders.

Dated: _____, 2009

_____
PRINT NAME OF SHAREHOLDER

_____
PRINT NAME OF SHAREHOLDER

_____
SIGNATURE OF SHAREHOLDER

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SIGNATURE OF SHAREHOLDER

Please sign exactly as your name appears on the enclosed card. When signing as attorney, executor, administrator, trustee or guardian, please give your full title. If shares are held jointly, each holder should sign.

PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.